Exhibit (a)(1)(B)

Dyax Corp. 55 Network Drive Burlington, MA 01803

May 21, 2012

To:	[Name]

From:	Gustav Christensen, President and Chief Executive Officer

RE:	Launch of Option Exchange Program

Dear [Name]:

It gives me great pleasure to announce that Dyax is today launching a stock option exchange program, whereby we are offering to exchange certain "underwater" options (meaning that the option exercise price is currently significantly higher than the trading price of our common stock) for a fewer number of new options at a lower exercise price. This program was approved by our stockholders at our 2012 Annual Meeting.

The complete details of this program are described in a formal Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the "Offer") and other materials that were filed publicly with the Securities and Exchange Commission today. The Offer is scheduled to expire at 1:00 p.m., Eastern Time, on June 19, 2012, and is subject to the terms and conditions described therein. If you wish to participate in this option exchange, your completed Election Form must be received before the deadline.

The Offer and a personalized Election Form is enclosed herewith.

In order to ensure that the option exchange is effectively managed, we have created an internal email account, optionexchange@dyax.com, to be used for all matters relating to the program. All Election Forms, Withdrawal Forms and all questions about the option exchange should be sent to optionexchange@dyax.com.

Best regards,

Gustav Christensen

President and Chief Executive Officer

Enclosures:

Offer to Exchange
Election Form

Withdrawal Form